 DOCSFooterBUSDOCS:925715.4-2- BUSDOCS:925715.4 BUSDOCS:925715.4
                                                          99 HARTWELL STREET
                                                  WEST BOYLSTON, MASSACHUSETTS 01606

           INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
This Information Statement is being mailed on or about January 19, 2001 to the holders of common stock, par value $0.01 per share ("Luxtec Common Stock"), of Luxtec Corporation, a Massachusetts corporation, as of the date hereof, in connection with a merger involving Luxtec. You are receiving this statement in connection with the election of persons to be designated by PrimeSource Surgical, Inc., a Delaware corporation ("PrimeSource"), to a majority of the seats of Luxtec's board of directors (the "Board"). You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. On November 27, 2000, Luxtec entered into an Agreement and Plan of Merger (the "Merger Agreement") with PrimeSource and Laser Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Luxtec ("Merger Sub"), pursuant to which, at the effective time of the transactions contemplated by the Merger Agreement (the "Effective Time"), Merger Sub will be merged with and into PrimeSource (the "Merger"), with PrimeSource as the surviving corporation of the Merger as a wholly-owned subsidiary of Luxtec. Upon consummation of the Merger, and other than shares of PrimeSource Capital Stock (as defined in the Merger Agreement) as to which dissenters' rights have been exercised in accordance with the Delaware General Corporation Law:
o        each share of PrimeSource  common stock will  automatically  be converted into a fraction of a share of the common stock,  par value  $0.01 per  share,  of Luxtec  ("Luxtec  Common  Stock"),  equal to the  Exchange  Ratio (as  defined in the Merger
              Agreement);

o        each  share of  PrimeSource  Series A  Preferred  Stock,  Series B-1  Preferred  Stock and  Series  B-2  Preferred  Stock will automatically  be converted into a fraction of a share of Series B Preferred  Stock, par value $1.00 per share, of Luxtec
              ("Luxtec Series B Preferred Stock"), equal to the Preferred Exchange Ratio (as defined in the Merger Agreement);

o        each share of  PrimeSource  Series B-3  Preferred  Stock,  Series C  Convertible  Preferred  Stock and Series C-2  Convertible
              Preferred Stock will  automatically  be converted into a fraction of a share of Series C Preferred Stock, par value $1.00 per share,  of Luxtec  ("Luxtec  Series C Preferred  Stock" and,  together with Luxtec  Common Stock and Luxtec  Series B
              Preferred Stock, "Luxtec Capital Stock"), equal to the Preferred Exchange Ratio; and

o        each share of PrimeSource  preferred stock (other than those described in (ii) and (iii) above),  if any, issued subsequent to the date of the Merger  Agreement and  outstanding  prior to the Effective  Time will  automatically  be converted into a fraction of a share of Luxtec preferred stock with terms substantially  similar to such PrimeSource preferred stock equal to the  quotient  obtained by dividing  (A) the  Exchange  Ratio by (B) the number of shares of Luxtec  Common Stock into which such share of Luxtec preferred stock is convertible.
Each share of Luxtec Series B Preferred Stock and Luxtec Series C Preferred Stock will be convertible, subject to certain limitations, into twenty-five shares of Luxtec Common Stock. Assuming the conversion of all currently outstanding shares of PrimeSource Capital Stock into Luxtec Capital Stock pursuant to the terms of the Merger Agreement, following the Merger, the holders of PrimeSource Capital Stock will own Luxtec Capital Stock representing approximately 75% of the voting power of the then outstanding Luxtec Capital Stock. Luxtec has filed the Merger Agreement as an exhibit to its Current Report on Form 8-K, filed on November 30, 2000 with the Securities and Exchange Commission in connection with the announcement of the Merger. Luxtec incorporates the Merger Agreement by reference in this Information Statement. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. Specifically, this Information Statement is being mailed to you because, upon the Effective Time, pursuant to the Merger Agreement, the Board (which currently consists of seven (7) individuals, four (4) of whom will remain on the Board following the Merger) will be comprised of eleven (11) individuals, seven (7) of whom will be designated by PrimeSource and four (4) of whom will be designated by Luxtec. Information set forth herein related to PrimeSource has been provided by PrimeSource. Luxtec and PrimeSource currently anticipate that the Merger will be consummated on or before January 31, 2001. There is, however, no assurance that the Merger will be completed because there is no assurance that all of the conditions to closing the Merger will be satisfied. In the event that the Merger does not close for any reason, Luxtec anticipates that there will be no changes to the Board. General ------- Luxtec Common Stock is the only class of equity securities of Luxtec outstanding which is entitled to vote at a meeting of shareholders of Luxtec. As of November 27, 2000, there were 2,888,774 shares of Luxtec Common Stock outstanding, of which PrimeSource owned no shares. Each outstanding share of Luxtec Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders. Right to Designate Directors ---------------------------- Under the Merger Agreement, at the Effective Time, the Board is to be comprised of eleven (11) individuals, seven (7) of whom are to be designated by PrimeSource, and four (4) of whom are to be designated by Luxtec.
                                          OWNERSHIP OF EQUITY SECURITIES BY MANAGEMENT

         The following  table sets forth certain  information as of November 27, 2000, with respect to Luxtec Common Stock owned by (a)
each director of Luxtec,  (b) the Named Officers (as defined  herein),  (c) all directors and executive  officers of Luxtec as a group, and (d) each person who is known by Luxtec to own  beneficially  more than 5% of the Luxtec Common Stock.  Unless  otherwise  indicated
in the footnotes to the table, all stock is owned of record and beneficially by the persons listed in the table.

                                                                           Number of Shares            Percentage of
                         Name and Addresses (1)                           Beneficially Owned           Common Stock
                                                                                 (2)                    Outstanding
--------------------------------------------------------------- ------------------------------ ----------------------
           Directors and Officers
           ----------------------

           James Berardo                                                     176,520 (3)                    6.07%
           Director

           Paul Epstein                                                       169,082(4)                    5.85%
           Director

           James J. Goodman                                                   466,000 (5)                   16.04%
           Director

           James W. Hobbs                                                     142,789 (6)                   4.79%
           President, Chief Executive Officer and Director

           Patrick G. Phillipps                                               241,882 (7)                   8.35%
           Vice President of Engineering and Director

           Samuel M. Stein                                                     23,948 (8)                     *
           Vice   President   of  Finance,   Chief   Financial
           Officer, Treasurer and Assistant Clerk

           Thomas J. Vander Salm                                               76,700 (9)                   2.63%
           Director

           Louis C. Wallace                                                   57,250 (10)                   1.97%
           Director

           All directors and executive  officers as a group (8                 1,354,171                    38.18%
           persons)

           Denton A. Cooley, MD                                                419,546                      14.52%
           6624 Fannin, Suite 2700
           Houston, TX  77030

           G and G Diagnostics Fund, L.P. I and L.P. III                       209,484                      7.25%
           30 Ossipee Road
           Newton, MA  02164

           Rita Kloots                                                         155,100                      5.37%
           Box 1077
           Sturbridge, MA  01566

*    Less than 1%
(1)    The mailing address of each of Luxtec's directors and executive  officers is c/o Luxtec  Corporation,  99 Hartwell Street,  West
       Boylston, Massachusetts 01606.

(2)    Unless otherwise indicated in these footnotes,  each stockholder has sole voting and investment power with respect to the shares beneficially  owned.  Shares of Luxtec  Common  Stock  subject to options or warrants  exercisable  as of February  27, 2001 (or exercisable  within 60 days after such date), are deemed  outstanding for purposes of computing the percentage  ownership of the person holding such option or warrant but are not outstanding for purposes of computing the percentage of any other person.

(3)    Includes  154,520 shares held by various  trusts of which Mr. Berardo is a trustee and over which Mr. Berardo shares  investment and voting  control.  Mr. Berardo  disclaims  beneficial  ownership of such shares.  Also includes  20,000 shares  issuable upon exercise of stock options.

(4)    Includes 82,218 shares held by Mr. Epstein's wife, Mary Epstein.  Mr. Epstein disclaims beneficial ownership of such shares.

(5)    Consists of shares issuable to Gemini  Investors LLC  ("Gemini"),  upon exercise of a warrant to acquire shares of Luxtec Common
       Stock.  Mr. Goodman is president of Gemini.  Mr. Goodman  disclaims  beneficial  ownership of such shares.  Also includes 16,000 shares issuable upon exercise of stock options.

(6)    Includes 89,384 shares issuable upon exercise of stock options.

(7)    Includes 106,905 shares  beneficially  owned Mr. Phillipps' wife, Janice B. Phillipps.  Also includes 8,484 shares issuable upon exercise of stock options.

(8)    Includes 14,750 shares issuable upon exercise of stock options.

(9)    Includes 32,000 shares  beneficially owned by the Vander Salm Family Trust, of which Mr. Vander Salm is a trustee and over which
       Mr. Vander Salm shares investment and voting control.  Also includes 28,000 shares issuable upon exercise of stock options.

(10)   Includes 20,000 shares issuable upon exercise of stock options.

Additional Information
----------------------

         To the best  knowledge  of Luxtec,  as of the date  hereof,  none of the  designees  expected to be  appointed to the Board by
PrimeSource upon consummation of the Merger:

o        is currently a director of, or holder of any positions with, Luxtec,
o        has a familial relationship with any director or executive officer of Luxtec, or
o        beneficially owns any securities (or any rights to acquire such securities) of Luxtec.

Luxtec has been advised by PrimeSource  that, to the best of PrimeSource's  knowledge,  none of the designees  expected to be appointed to the Board upon  consummation of the Merger has been involved in any transactions with Luxtec or any of its directors,  officers,  or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

Current Directors
-----------------

         The names of the current  directors of Luxtec,  their ages and certain other  information  about them are set forth below.  As described  above,  at the Effective Time, the Board will be comprised of eleven (11)  individuals,  seven (7) of whom will be appointed by PrimeSource,  and four (4) of whom will be appointed by Luxtec. The Board has determined that Messrs.  Berardo,  Goodman,  Hobbs and
Phillips  will be the  directors  designated  by Luxtec.  It is expected  that each of Messrs.  Epstein,  Vander Salm and Wallace  will resign as directors  effective  immediately  upon the Effective  Time.  For the names and background of the designees of PrimeSource to the Board following the Merger, see -"Designees of PrimeSource."

        Name                        Age                         Office Held                 Director Since
        ----                        ---                         -----------                 --------------

James Berardo                       41                       Director                       1995

Paul Epstein                        70                       Director                       1995

James J. Goodman                    42                       Director                       1996
James W. Hobbs                      52                       President and Chief            1993
                                                             Executive Officer
                                                             and Director

Patrick Phillips                    55                       Chief Technology Officer       1995
                                                                and Director

Dr. Thomas Vander Salm              60                       Director                       1984
Louis C. Wallace                    60                       Director                       1989
------------------------
James Berardo currently serves as President of Darlco, Inc., a real estate development and investment management company. Mr. Berardo joined Darlco in 1986, serving in various financial capacities prior to assuming his current position in March 1995. Paul Epstein joined Luxtec in 1995 as Vice President of Business Development and Strategic Planning and as a Director. Mr. Epstein, a co-founder of CardioDyne, Inc., served as Chairman, Vice President and Chief Financial Officer from the time of CardioDyne's founding in February 1989 until CardioDyne's merger with Luxtec in October 1995. Mr. Epstein retired from active management of Luxtec during 1999.
James J. Goodman is President of Gemini Investors LLC, a private firm based in Wellesley, Massachusetts that invests in emerging growth companies across a wide range of industries. Prior to founding Gemini, Mr. Goodman was Vice President at Berkshire Partners, a leading private equity firm, from 1989 to 1993.

James W. Hobbs was elected to the positions of President, Chief Executive Officer and Director of Luxtec in 1993. Mr. Hobbs was Chief Executive Officer of Graylyn Associates from 1992 to 1993. Graylyn was an investment firm founded by Mr. Hobbs to invest in early stage medical technology.
Patrick Phillipps joined Luxtec in 1995 as Vice President of Engineering and a Director. Mr. Phillipps, a co-founder of CardioDyne, Inc., served as President and Chief Executive Officer from the time of CardioDyne’s founding in February 1989 until CardioDyne’s merger with Luxtec in October 1995.

Dr. Thomas Vander Salm is Chief of Cardio Thoracic Surgery and has been a Professor of Surgery at the University of Massachusetts Medical School in Worcester, MA since 1970.

Louis C. Wallace is the founder and President of Specialty Surgical Instrumentation, Inc. (S.S.I.), a manufacturer and distributor of surgical instruments. S.S.I. was established in Nashville, Tennessee in 1976.
         The  following  table sets forth  information  for each of the  persons  not  already  serving as a director  of Luxtec who is expected to be appointed to the Board upon consummation of the Merger:

Name                                         Age

Michael K. Bayley                            41                        Director
Larry H. Coleman, Ph.D.                      57                        Director
James L. Hersma                              52                        Director
William H. Lomicka                           63                        Director
Nicholas C. Memmo                            39                        Director
John F. Rooney                               38                        Director

(1)      Each of the above-named individuals may also be appointed as an officer of Luxtec after consummation of the Merger.

Biographical Information

Michael K. Bayley is currently Chief Financial and Administrative Officer of PrimeSource. Mr. Bayley has an extensive background in corporate finance, merchant banking, and private equity investments. Prior to co-founding PrimeSource, Mr. Bayley served as head of Chase Manhattan Bank's Health Care Services Finance Division in New York City. Prior to that, he served as a Vice President in the bank's Merchant Banking and Private Equity Group where he helped manage a number of the bank's portfolio companies. He has served as a board member of a number of privately held companies. Lawrence H. Coleman, Ph.D is founder and Managing General Partner of Coleman Swenson Hoffman Booth Inc. ("CSHB"), established in 1986. Dr. Coleman began his venture capital career in 1983 as President of HCA Capital, a wholly owned subsidiary of Columbia/HCA Healthcare Corporation. Dr. Coleman has served as a director on the boards of over 20 companies and is currently a board member of MediSphere Health Partners, Inc., LifeMetrix, Inc., Vitas Healthcare Corp., ClearTrack Information Network, Inc., Active Services Corporation, and PrimeSource Surgical Corporation. James L. Hersma is currently President and Chief Executive Officer of PrimeSource. Prior to joining PrimeSource, Mr. Hersma served as Executive Vice President and Director of Medibuy.com, a leading healthcare Internet company. Prior to that, Mr. Hersma served as President and Chief Executive Officer of Novation, LLC, a healthcare supply company. From 1993 to 1996, Mr. Hersma served and President and Chief Operating Officer of CIS Technologies. William H. Lomicka is currently a Director of PrimeSource. In addition, Mr. Lomicka is Chairman of Coulter Ridge Capital. Mr. Lomicka has 35 years of financial management experience with particular expertise in the area of rapidly expanding, entrepreneurial companies. Mr. Lomicka, formerly the Senior V.P. Finance of Humana, Inc., presently serves on the boards of numerous companies, both public and private. Representative companies include: Vencor, Pomeroy Computer Resources, Spectracare, Medventure Technologies, Broadband Laboratories and Franklin Health. Nicholas C. Memmo is currently a Director of PrimeSource. In addition, Mr. Memmo is General Partner of Kline Hawkes and Co., a venture capital firm with interests in healthcare, information technology, telecommunications and services. Previously, Mr. Memmo was a founding executive and member of the Board of Directors of U.S. Filter Corporation ("USF"), a Fortune 300 company and the leading global provider of water and wastewater treatment systems, products and services. Mr. Memmo was President and Chief Operating Officer of the Process Water Group, the industrial process water equipment and services division of USF. Mr. Memmo is also on the Board of Directors of EOS Corporation and National Water and Power. John F. Rooney is currently Chairman of PrimeSource's Board of Directors. Mr. Rooney has an extensive background in the medical device industry. He formerly served as a sales and marketing executive at Birtcher Medical Systems, Inc., a company specializing in the manufacturing and marketing of electrosurgery products. Prior to co-founding PrimeSource, Mr. Rooney served as an executive at Computer Motion, Inc., a leader in medical robotic devices.

Compensation of Directors

Luxtec pays non-employee directors $500 for attendance at each meeting of the Board, $250 per each meeting of a committee of the Board ($150 per meeting of a committee if such meeting is concurrent with a regular meeting of the Board), and $100 per meeting held by telephone conference. Luxtec also pays expenses for attendance at meetings of the Board and committees of the Board. Additionally, non-employee Directors are compensated with options to purchase shares of Luxtec Common Stock in accordance with the 1995 Stock Option Plan For Non-Employee Directors.

Board Meetings and Committees

During the fiscal year ended October 31, 2000 (the "2000 Fiscal Year"), the Board held 4 meetings. During the 2000 Fiscal Year, each incumbent director attended at least 75% of the aggregate of the number of meetings of the Board and the total number of meetings held by all committees on which the individual served. The Audit Committee presently is composed of three directors--Messrs. Berardo, Epstein and Vander Salm. Responsibilities of this committee include engagement of independent auditors, review of audit fees, supervision of matters relating to audit functions, review and setting of internal policies and procedures regarding audits, accounting and other financial controls, and reviewing related party transactions. During the 2000 Fiscal Year, the Audit Committee met one time. The Compensation Committee presently is composed of three directors--Messrs. Berardo, Goodman and Wallace. Responsibilities of this committee include approval of remuneration arrangements for executive officers of Luxtec, review and approval of compensation plans relating to executive officers and directors, including grants of stock options and other benefits under the Luxtec's stock option plan, and general review of Luxtec's employee compensation policies. None of the members of the Compensation Committee has been an employee of Luxtec at any time and none has any relationship with either Luxtec or Luxtec's officers requiring disclosure under applicable regulations of the Securities and Exchange Commission. During the 2000 Fiscal Year, the Compensation Committee met one time. The Nominating Committee presently is composed of four directors--Messrs. Hobbs, Phillipps, Vander Salm and Wallace. The responsibility of this committee is to recommend new members of the Board when a vacancy exists. During the 2000 Fiscal Year, the Nominating Committee did not meet.

Executive Officers

The following table sets forth certain information concerning the executive officers of Luxtec who are not also directors. The executive officers are elected annually by the Board following the Annual Meeting of Stockholders and serve at the discretion of the Board.
------------------------- --------- ------------------------------------------------------------------------
                                                             Position With Luxtec
                                                             --------------------
------------------------- --------- ------------------------------------------------------------------------
------------------------- --------- ------------------------------------------------------------------------
Samuel M. Stein              61     Vice President of Finance, Chief Financial Officer, Treasurer and
                                    Assistant Clerk
------------------------- --------- ------------------------------------------------------------------------

         Samuel Stein is Vice President,  Chief  Financial  Officer,  Treasurer and Assistant Clerk of Luxtec.  Mr. Stein joined Luxtec in October,  1993 as Vice  President of Finance and Chief  Financial  Officer and was elected to the further  offices of Treasurer  and
Assistant Clerk during 1994.

Summary Compensation Table

         The table below sets forth certain  compensation  information  for the fiscal years ended  October 31, 2000,  1999 and 1998 of those  persons who were at October 31, 2000 the Chief  Executive  Officer,  and the  executive  officers  whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Officers").

                                                      Summary Compensation Table
                                                                                                      Long-Term
                                                                  Annual                            Compensation
                                                               Compensation                            Awards
                                          ------------------------------------------------------- ------------------
                                                                                                     Securities
          Name and              Fiscal                                         Other Annual          Underlying
     Principal Position          Year       Salary($)       Bonus($)       Compensation ($)(1)       Options (#)
     ------------------          -----      ---------       --------       -------------------       -----------

James Hobbs                      2000       $188,900           $0                 $7,800                  0
President, CEO and Director      1999       $183,374           $0                 $7,800                  0
                                 1998       $178,148         $18,000              $7,800                  0

Samuel M. Stein                  2000       $111,710           $0                 $7,800               10,000
CFO and Treasurer                1999       $106,110           $0                 $7,800                  0
                                 1998        $99,680         $18,000              $7,800                  0

Patrick G. Phillipps             2000       $106,000           $0                 $7,800                  0
Chief Technology Officer and     1999       $105,366           $0                 $7,800                  0
     Director                    1998        $99,868         $14,000              $7,800                  0

(1) Automobile allowance.

Option Grants in Last Fiscal Year

The following table sets forth the stock options that were granted pursuant to Luxtec's 1992 Stock Option Plan, as amended, during the fiscal year ended October 31, 2000 to the Named Officers.
-------------------------- -------------------------------------------------------------------------------------------
                                                               Individual Grants
-------------------------- -------------------------------------------------------------------------------------------
-------------------------- --------------------------- ------------------------ --------------------- ----------------
                                                          Percent of Total
                              Number of Securities       Options Granted to
                               Underlying Options        Employees in Fiscal       Exercise Price     Expiration Date
          Name                    Granted (#)                   Year                 ($/Share)
-------------------------- --------------------------- ------------------------ --------------------- ----------------
-------------------------- --------------------------- ------------------------ --------------------- ----------------
     Samuel M. Stein                 10,000                     33.3%                  $2.00            12/16/2009
-------------------------- --------------------------- ------------------------ --------------------- ----------------

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information with respect to options to purchase Luxtec Common Stock granted to the Named Officers under the 1992 Stock Option Plan, as amended:
-------------------- ---------------- ----------- ------------------------------------ ------------------------------
                                                    Number of Securities Underlying        Value of Unexercised
                         Shares       Value       Unexercised Options at October 31,      In-The-Money Options at
                       Acquired on    Realized                 2000 (#)                   October 31, 2000 ($)(1)
Name                  Exercise (#)       ($)           Exercisable Unexercisable         Exercisable/Unexercisable
-------------------- ---------------- ----------- ------------------------------------ ------------------------------

James Hobbs                 -             -           60,300             63,700              $0             $0
Samuel Stein                -             -           22,150             47,250              $0             $0
Patrick Phillipps           -             -             8,484            11,850              $0             $0

(1)   Value is based on the closing  sale price of Luxtec  Common Stock  ($1.00) as of October 31, 2000 minus the exercise  price under such option.

Executive Employment Agreements

Luxtec has entered into an employment agreement with James W. Hobbs, pursuant to which Luxtec has agreed to employ Mr. Hobbs as President and Chief Executive Officer. The agreement with Mr. Hobbs was entered into on June 10, 1993 with an initial term of one year with automatic renewals for successive terms of one year each unless either party gives notice of intention not to renew. The Compensation Committee has not yet set Mr. Hobbs' base salary for 2001. Mr. Hobbs is entitled to receive an annual bonus in cash and/or equity of Luxtec from an annual bonus pool for all employees based, in Fiscal Year 2000, on 1.5% of the net sales of Luxtec and 10% of cash flow generated, with such bonus to be determined by the Compensation Committee. Factors taken into account by the Compensation Committee in determining bonuses include return on investment, net sales, and net income compared to the business plan. Although there is no maximum percentage bonus, 30% of base salary is the expected guideline. Mr. Hobbs is entitled to severance pay in an amount equal to six months of his then current annual salary if his employment is terminated by Luxtec without cause or by Mr. Hobbs for Good Reason (as defined in the agreement).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Louis C. Wallace is currently, and has been since 1989, a member of the Board. Mr. Wallace is the founder and President of Specialty Surgical Instrumentation, Inc. ("SSI"), a surgical distributor in ten (10) southeastern states. SSI is a large customer of Luxtec, representing approximately thirteen percent (13%) of net sales during fiscal 2000. SSI and Luxtec operate at arms length with a contract with terms and conditions substantially the same as the other domestic distributors of Luxtec's products. Luxtec expects that SSI will represent approximately the same percentage of net sales during fiscal 2001 as occurred during fiscal 2000.

SECTION 16(a) BENEFICIAL

OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, Luxtec's directors, certain of its officers and persons holding more than ten percent of the Luxtec Common Stock are required to report their ownership of the Luxtec Common Stock and any changes in such ownership to the Securities and Exchange Commission and Luxtec. To Luxtec's knowledge, based solely on a review of copies of those reports furnished to Luxtec, all Section 16(a) filing requirements applicable to these persons were complied with during the fiscal year ended October 31, 2000.